UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0101
Washington, D.C. 20549	Expires: August 31, 2000
Estimated average burden
FORM 144	Hours per response…..2.0
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES	DOCUMENT SEQUENCE NO.
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
WORK LOCATION

1(a) NAME OF ISSUER (PLEASE PRINT)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Tidelands Oil & Gas Corporation	66-0549380	000-29613

1(d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
1862 West Bitters Road,	San Antonio,	Texas	78248	AREA CODE	NUMBER
				210	764-8642
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
L L Capital Group LLC		Shareholder	11 Whippoorwill Lane, Quogue, New York 11959

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom The Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c)	(d) Aggregate Market Value (See instr. 3(c)	(e) Number of Shares or Other Units Outstanding (See instr. 3(c)	(f) Approximate Date of Sale (See instr. 3(c) (MO DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(c)
Common Stock	Prestige Financial Center, Inc. 1501 Broadway, Suite 2004, N.Y., N.Y.10036		595,834	524,334	79,495,815	3/7/06	OTCBB

INSTRUCTIONS:

1.

(a)

Name of issuer

(b)

Issuer’s I.R.S. Identification Number

(c)

Issuer’s S.E.C. file number, if any

(d)

Issuer’s address, including zip code

(f)

Issuer’s telephone number , including are code

2.

(a)

Name of person for whose account the securities are to be sold

(b)

Such person’s I.R.S. identification number, if such person is an entity

(c)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder or member of immediate family of any of the foregoing)

(d)

Such person’s address, including zip code

3.

(a)

Title of the class of securities to be sold

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Number of shares or other units to be sold as of a specified date within 10 days prior to the filing of this notice

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)

Approximate date on which the securities are to be sold

(g)

Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

TABLE 1 – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	8/11/04	Compensation pursuant to Consulting Agreement dated August 11, 2004	Tidelands Oil & Gas Corporation	715,000 as per Settlement Agreement	August 11, 2004	Services Rendered

INSTRUCTIONS: 1.

The securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.

If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

LL Capital Group LLLC and/or Larry Simon 100% Owner of LL Capital Group LLC	Common Stock	12/2/05 to 3/8/06	22,083	$20,362
REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

LL Capital Group LLC
March 8, 2006	By: /s/ Larry Simon
DATE OF NOTICE	Larry Simon (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (6-00)